SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ACLARA BioSciences, Inc.

(Name of the Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00461P106

(CUSIP Number)

William D. Young

Chief Executive Officer

ViroLogic, Inc.

345 Oyster Point Blvd.

South San Francisco, California 94080

(650) 635-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to

Frederick T. Muto

Steven M. Przesmicki

Cooley Godward LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

October 18, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP NO. 00461P 10 6	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ViroLogic, Inc. 94-3234479
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 9,653,404* 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,653,404*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.52%
14	TYPE OF REPORTING PERSON CO

*	Voting power is shared with certain executive officers of the Reporting Person. See Items 4 and 5.

2.

This Amendment No. 1 to Schedule 13D amends and restates in its entirety the Schedule 13D filed with the Commission on October 28, 2004 and has been prepared solely to add, on SCHEDULE A hereto, disclosure regarding two executive officers of the Reporting Person inadvertently omitted from the original Schedule 13D.

Item 1. Security and the Issuer

(a)	Title of Security:

Common Stock, $0.001 par value per share (the “Shares”).

(b)	Name of the Issuer:

ACLARA BioSciences, Inc., a Delaware corporation (the “Issuer”).

(c)	The Issuer’s principal executive office:

1288 Pear Avenue

Mountain View, California 94043

Item 2. Identity and Background

This Schedule 13D is being filed by ViroLogic, Inc., a Delaware corporation (“ViroLogic”). ViroLogic is a biotechnology company developing, marketing and selling innovative products to guide and improve treatment of viral diseases. ViroLogic was incorporated in the State of Delaware in 1995 and commenced commercial operations in 1999. ViroLogic developed a practical way of directly measuring the impact of genetic mutations on drug resistance and using this information to guide therapy. ViroLogic has proprietary technology, called PhenoSense, for testing drug resistance in viruses that cause serious viral diseases such as HIV/AIDS and hepatitis. ViroLogic’s products are used by physicians in selecting optimal treatments for their HIV patients and by industry, academia and government for clinical studies, drug screening and characterization, and basic research. ViroLogic is headquartered in South San Francisco, California and is listed on the Nasdaq National Market under the symbol “VLGC.”

The principal business offices of ViroLogic are located at 345 Oyster Point Blvd., South San Francisco, California 94080.

Each executive officer and each director of ViroLogic is a citizen of the United States. The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of ViroLogic are set forth in SCHEDULE A to this Schedule 13D and are specifically incorporated herein by reference.

During the last five years, neither ViroLogic nor, to the best of its knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.

Item 3. Source and Amount of Funds or Other Consideration

On May 28, 2004, ViroLogic, Apollo Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), Apollo Merger Subsidiary, LLC (the “LLC”) and the Issuer entered into an Agreement and Plan of Merger, which was subsequently amended on October 18, 2004 (as amended, the “Merger Agreement”) whereby Merger Sub will merge with and into the Issuer (“Merger I”) with the Issuer surviving as a wholly-owned subsidiary of ViroLogic, and Issuer stockholders will be entitled to receive ViroLogic common stock and contingent value rights issued by ViroLogic. Immediately thereafter, the Issuer will merge with and into LLC, another newly formed wholly-owned subsidiary of ViroLogic. After the foregoing transactions are complete, the corporate existence of the Issuer will cease. A copy of the Merger Agreement, including the October 18, 2004 amendment thereto, is attached hereto as EXHIBIT 1 and is incorporated herein by reference. The consummation of these transactions (collectively, the “Merger”) is subject to the approval of the stockholders of the Issuer and the stockholders of ViroLogic, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

As an inducement to ViroLogic to enter into the Merger Agreement on May 28, 2004, each of the directors and executive officers of the Issuer executed a Voting Agreement dated May 28, 2004 in favor of ViroLogic. In addition, in connection with the October 18, 2004 amendment to the Merger Agreement, Tang Capital Partners, Perry Corp. and entities affiliated with Perry Corp. (together with the directors and executive officers of the Issuer, the “Voting Agreement Stockholders”) each executed a Voting Agreement dated October 18, 2004 in favor of ViroLogic (together with the Voting Agreements signed on May 28, 2004, the “Voting Agreements”). The Voting Agreements are described in more detail in Item 4 below. Pursuant to each Voting Agreement, the applicable Voting Agreement Stockholder agreed to vote, and has granted to certain executives of ViroLogic an irrevocable proxy (the “Irrevocable Proxy”) to vote, all of such Voting Agreement Stockholder’s shares of the Issuer’s Common Stock in favor of the approval and adoption of the Merger Agreement and approval of the Merger, and certain other matters. No capital of ViroLogic is expected to be expended by ViroLogic in connection with the exercise of its rights with respect to the 9,653,404 shares of the Issuer’s Common Stock covered by the Voting Agreements. The Voting Agreements are attached hereto as EXHIBIT 2 and incorporated herein by reference.

Item 4. Purpose of the Transaction

As further described in Item 3 above, this statement relates to the merger of Merger Sub with and into the Issuer, in a statutory merger pursuant to the provisions of the Delaware General Corporation Law. At the effective time of Merger I, the separate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of ViroLogic. Immediately following Merger I, the Issuer, as the Surviving Corporation in Merger I, will then merge with and into LLC, with LLC as the surviving entity. Holders of outstanding common stock of the Issuer will receive, in exchange for each share of common stock of the Issuer held by them, the right to receive 1.7 shares of

4.

ViroLogic common stock and 1.7 contingent value rights, as described in the Merger Agreement. Following the Merger, shares of the Issuer will no longer be listed on the NASDAQ National Market. The foregoing summary is qualified in its entirety by reference to the copy of the Merger Agreement attached as EXHIBIT 1 to this Schedule 13D, and incorporated herein by reference.

As an inducement to ViroLogic to enter into the Merger Agreement on May 28, 3004, each of the directors and executive officers of the Issuer executed a Voting Agreement dated May 28, 2004 in favor of ViroLogic. In addition, in connection with the October 18, 2004 amendment to the Merger Agreement, Tang Capital Partners, Perry Corp. and entities affiliated with Perry Corp. each executed a Voting Agreement dated October 18, 2004 in favor of ViroLogic. Pursuant to the terms of the Voting Agreements, each Voting Agreement Stockholder has agreed to vote (i) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation under the Merger Agreement of the Issuer and (iii) except for the Merger Agreement and the Merger, against, with respect to the Issuer, any (a) extraordinary corporate transaction, such as a merger, consolidation or other business combination, (b) sale, lease or transfer of a material amount of assets of the Issuer, (c) reorganization, recapitalization, dissolution or liquidation, (d) change in a majority of the board of directors of the Issuer, (e) amendment to the Issuer’s certificate of incorporation or bylaws, (f) any material change in the capitalization of the Issuer or its corporate structure, and (g) other action which is intended to or could impede, interfere with, delay, postpone, discourage or adversely effect the Merger or any of the other transactions contemplated by the Merger Agreement or Voting Agreement. The Voting Agreement Stockholders also agreed not to enter into any agreement or understanding with another person to vote or give instructions inconsistent with the foregoing obligations.

The Voting Agreement Stockholders also agreed that none of the securities covered by the Voting Agreements will be deposited into a voting trust and that no proxy would be granted and no other voting agreement or similar agreement would be entered into with respect to any of the subject securities. In the case of the Voting Agreements entered into by the directors and executive officers of the Issuer (except for Mr. Tang), the voting covenants and obligations in the Voting Agreements expire on the earliest to occur of (i) the date which the Merger Agreement is validly terminated, (ii) the date which Merger I is consummated, (iii) the date which the board of directors of the Issuer validly makes a change of recommendation pursuant to the Merger Agreement. In the case of the Voting Agreements entered into by entities affiliated with Tang Capital Partners and Perry Corp., the voting covenants and obligations in the Voting Agreements expire on the earliest to occur of (i) the date which the Merger Agreement is validly terminated, (ii) the date which Merger I is consummated, (iii) the date the Merger Agreement is amended to revise in any material respect the consideration payable to holders of the Issuer’s common stock, or (iv) in the case of Tang Capital Partners and Mr. Tang, January 31, 2005, and, in the case of the entities affiliated with Perry Corp., January 15, 2005, which is automatically extended to January 31, 2005 if, on January 15, 2005 the board of directors of ViroLogic is not aware of any material adverse change to the financial position of ViroLogic since September 30, 2004.

Pursuant to the Irrevocable Proxies contained in the Voting Agreements, each Voting Agreement Stockholder also irrevocably appointed certain executive officers of ViroLogic and ViroLogic as exclusive attorneys and proxies, with full power of substitution and resubstitution, as such

5.

Voting Agreement Stockholder’s lawful attorney and proxy. Such Irrevocable Proxies give the proxy holders the limited right to vote the shares of Issuer held by such Voting Agreement Stockholder in favor of the approval and adoption of the Merger Agreement and approval of the Merger, and certain other matters. The Voting Agreement Stockholders retain the right to vote such shares in their discretion with respect to matters other than those identified in the Voting Agreements.

The names of the Voting Agreement Stockholders, the number of shares of the Issuer’s Common Stock, which, to ViroLogic’s knowledge, are beneficially owned by each such stockholder as of October 18, 2004 (including shares that the holder has the right to acquire within 60 days of October 18, 2004) and the percentage ownership of the Issuer’s Common Stock held by each such stockholder as of October 18, 2004 is set forth in SCHEDULE B hereto which is hereby incorporated by reference. The foregoing summary is qualified in its entirety by reference to the copy of the Voting Agreements attached as EXHIBIT 2 to this Schedule 13D, which are incorporated herein by reference.

Under the terms of the Merger Agreement, ViroLogic shall take all necessary action to cause John D. Mendlein and Thomas R. Baruch to be appointed to the ViroLogic Board of Directors, for terms expiring at the ViroLogic annual meetings in 2007 and 2005, respectively. The foregoing summary is qualified in its entirety by reference to Section 5.11 of the Merger Agreement attached as EXHIBIT 1 to this Schedule 13D, and incorporated herein by reference.

At the effective time of the Merger, the Certificate of Incorporation and Bylaws of ViroLogic shall remain unchanged. At the effective time of Merger I, the Certificate of Incorporation and Bylaws of the Issuer shall be amended as set forth in the Merger Agreement. The Issuer will then immediately merge into LLC and the Certificate of Organization and the Limited Liability Company Agreement of LLC, which shall survive the Merger, shall be in a form approved by ViroLogic and in compliance with Section 5.10 of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to Article I of the Merger Agreement attached as EXHIBIT 1 to this Schedule 13D, and incorporated herein by reference.

Other than as described above, ViroLogic currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although ViroLogic reserves the right to develop such plans or proposals).

Item 5. Interest in Securities of the Issuer

As a result and subject to the terms of the Voting Agreements and the Irrevocable Proxies granted pursuant thereto, ViroLogic may be deemed to have the power to vote an aggregate of 9,653,404 shares of the Issuer’s Common Stock (including an aggregate of 1,095,413 shares that the Voting Agreement Stockholders have the right to acquire within 60 days of October 18, 2004), in each case for the limited purposes described in Item 4 above. Such shares constitute approximately 26.52% of the issued and outstanding shares of the Issuer’s Common Stock based on the number of shares outstanding at October 18, 2004. Other than with respect to the voting rights granted to ViroLogic pursuant to the Voting Agreements and the Irrevocable Proxies, ViroLogic does not have the right to vote such shares on any other matters. ViroLogic shares such voting power with the executives of ViroLogic identified in the Irrevocable Proxies.

6.

ViroLogic does not have any power to dispose or direct the disposition of any shares of the Issuer’s Common Stock. To the knowledge of ViroLogic, no shares of the Issuer’s Common Stock are beneficially owned by any of the persons named in SCHEDULE A.

Except as described herein, ViroLogic has not effected any transaction in the Issuer’s Common Stock during the past 60 days and, to ViroLogic’s knowledge, none of the persons named in SCHEDULE A has effected any transaction in the Issuer’s Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Schedule 13D (including the Merger Agreement and Voting Agreements, which agreements are incorporated by reference hereto as EXHIBIT 1 and EXHIBIT 2, respectively), neither ViroLogic, nor to the best of its knowledge, any of the persons named on SCHEDULE A attached hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit 1.	Agreement and Plan of Merger and Reorganization, dated May 28, 2004, among ViroLogic, Merger Sub, LLC and Issuer, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated October 18, 2004 (incorporated by reference to Exhibit 99.1 of ViroLogic’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2004 and Exhibit 10.1 of ViroLogic’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2004).

Exhibit 2.	Form of Voting Agreements (incorporated by reference to Exhibit 99.3 of ViroLogic’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2004 and Exhibits 99.2 and 99.3 of ViroLogic’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2004).

7.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2004

ViroLogic, Inc.

By:	/s/ William D. Young
William D. Young
Chief Executive Officer

8.

EXHIBIT INDEX

Exhibit	Description of Document
Exhibit 1.	Agreement and Plan of Merger and Reorganization, dated May 28, 2004, among ViroLogic, Merger Sub, LLC and Issuer, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated October 18, 2004 (incorporated by reference to Exhibit 99.1 of ViroLogic’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2004 and Exhibit 10.1 of ViroLogic’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2004).

Exhibit 2.	Form of Voting Agreements (incorporated by reference to Exhibit 99.3 of ViroLogic’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2004 and Exhibits 99.2 and 99.3 of ViroLogic’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2004).

9.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF VIROLOGIC, INC.

Name and Business Address	Position	Principal Occupation or Employment and Principal Business and Address of Corporation in which such Employment is Conducted
William J. Jenkins, M.D. 345 Oyster Point Blvd. South San Francisco, California 94080	Director	Consultant and advisor to pharmaceutical companies and investment and venture capital firms in the health sector.

Edmon R. Jennings 345 Oyster Point Blvd. South San Francisco, California 94080	Director	President and Chief Executive Officer of Angiogenix, Inc., a biopharmaceutical company Angiogenix, Inc. 875 Cowan Road Burlingame, CA 94010 USA

Cristina H. Kepner 345 Oyster Point Blvd. South San Francisco, California 94080	Director	Advisor at Invemed Associates LLC, an investment banking firm Invemed Associates LLC 375 Park Avenue, Suite 2205 New York, NY 10152

David H. Persing, M.D., Ph.D. 345 Oyster Point Blvd. South San Francisco, California 94080	Director

Vice President of Discovery Research at Corixa Corporation, a research and development-based biotechnology company and a Principal Investigator in the Infectious Disease Research Institute, a non-profit research organization.

Corixa Corporation

1900 9th Avenue

Suite 1100

Seattle, WA 98101

Name and Business Address	Position	Principal Occupation or Employment and Principal Business and Address of Corporation in which such Employment is Conducted
William D. Young 345 Oyster Point Blvd. South San Francisco, California 94080	Director and Executive Officer	Chief Executive Officer, ViroLogic

Christos J. Petropoulos, Ph.D. 345 Oyster Point Blvd. South San Francisco, California 94080	Executive Officer	Vice President, Research and Development, ViroLogic

Karen J. Wilson 345 Oyster Point Blvd. South San Francisco, California 94080	Executive Officer	Vice President, Chief Financial Officer, ViroLogic

Kathy L. Hibbs 345 Oyster Point Blvd. South San Francisco, California 94080	Executive Officer	Vice President, General Counsel, ViroLogic

Tien T. Bui 345 Oyster Point Blvd. South San Francisco, California 94080	Executive Officer	Vice President, Sales and Marketing, ViroLogic

Kenneth N. Hitchner 345 Oyster Point Blvd. South San Francisco, California 94080	Executive Officer	Vice President, Pharmaceutical Collaborations, ViroLogic

Jeannette M. Whitcomb, PhD 345 Oyster Point Blvd. South San Francisco, California 94080	Executive Officer	Vice President, Operations, ViroLogic

SCHEDULE B

VOTING AGREEMENT STOCKHOLDERS

Name of Voting Agreement Stockholder	Number of Shares Beneficially Held as of October 18, 2004 (Including Shares Acquirable within 60 days of October 18, 2004)	Number of Shares Acquirable within 60 days of October 18, 2004	Percentage Ownership as of October 18, 2004
Thomas G. Klopack	306,666	291,666	0.84%
Alfred G. Merriweather	164,240	158,332	0.45%
Sharat Singh, Ph.D.	376,715	306,712	1.04%
Michael J. Dunn	154,871	148,435	0.43%
Stephen C. Macevicz, Ph.D., J.D.	71,768	71,768	0.20%
Thomas R. Baruch	419,433	15,000	1.15%
André Marion	51,000	51,000	0.14%
John Mendlein	40,500	40,500	0.11%
Tang Capital Partners, L.P.	3,524,100	0	9.68%
Kevin C. Tang	17,000	12,000	0.05%
Perry Partners, L.P.	1,115,974	0	3.07%
Perry Partners International, Inc.	3,369,431	0	9.26%
Auda Classics PLC	41,706	0	0.11%
Perry Corp. *	4,527,111	0	12.44%
Richard C. Perry†	4,527,111	0	12.44%

*	Comprises shares held by Perry Partners, L.P., Perry Partners International, Inc. and Auda Classics PLC, as to which such person may, by virtue of the rules promulgated by the Securities and Exchange Commission, be deemed to have beneficial ownership.
†	Comprises shares held by Perry Partners, L.P., Perry Partners International, Inc. and Auda Classics PLC, as to which such person may, by virtue of the rules promulgated by the Securities and Exchange Commission, be deemed to have beneficial ownership.